EXHIBIT 99.1

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

Dated May 31, 2012

This management’s discussion and analysis (“MD&A”) for the three and nine months ended January 31, 2012, is a review of operations, current financial position and outlook for Gravis Oil Corporation (“Gravis” or “the Company”), formerly MegaWest Energy Corp.  It should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended January 31, 2012, and the audited consolidated financial statements for the year ended April 30, 2011, and the notes thereto, prepared in accordance with United States generally accepted accounting principles.

Additional information relating to Gravis is available on SEDAR (www.sedar.com) or on the Company’s website (www.Gravisenergy.com).

REPORTING REQUIREMENTS

On September 7, 2011 the Alberta Securities Commission issued a cease trade order against Gravis for failing to file its audited annual consolidated financial statements as well its annual management's discussion and analysis for the year ended April 30, 2011, in accordance with the timelines permitted under applicable securities laws.  On September 8, 2011 the British Columbia Securities Commission also issued a cease trade order against Gravis for the same reasons.  In addition, as the Company is an OTC reporting issuer under British Columbia Instrument 51-509 Issuers Quoted in the US Over-the-Counter Markets, the British Columbia cease trade order also requires Gravis to file its annual information form for the year ended April 30, 2011 (the "AIF").

As of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be revoked.  Until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted.

CHANGE IN REPORTING AND FUNCTIONAL CURRENCY

The Company’s audited April 30, 2011, consolidated financial statements and its January 31, 2012, interim financial statements have been prepared using the United States dollar as the reporting currency, as management is of the opinion that the use of US dollars to prepare the annual financial statements enhances communication with shareholders and improves comparability of financial information reported with peer group companies.  Financial statements in prior years were prepared using a Canadian dollar (Cdn dollar) reporting currency; however, both current year and historical financial information have been translated to US dollars in accordance with the method described in the significant accounting policies.  The change in reporting currency resulted in the recognition of a cumulative foreign currency translation reserve of $500,027 in accumulated other comprehensive income at July 31, 2010.

Effective July 31, 2010, the Company and its subsidiaries changed functional currency from the Cdn dollar to the US dollar. This change was made as a result of the financing completed in July 2010, causing the Company’s primary source of funding to be in US dollars and making the US dollar the currency of the economic environment in which the entity primarily generates and expends cash.

SHARE CONSOLIDATION

Effective June 20, 2011, the Company’s share capital was consolidated on a one-for-ten basis. All common share, preferred shares, warrant and stock option figures disclosed herein are reported on a consolidated basis.

OVERVIEW

The primary business activity of Gravis and its subsidiaries has been the acquisition, exploration and development of a number of heavy oil properties in the United States. Its activities to date have included the analysis and evaluation of technical data, preparation of geological models, the acquisition of mineral rights, exploration and development drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund these expenditures.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

OVERVIEW - continued

The Company has, since 2008, focused its financial and technical resources on its thermal heavy oil recovery projects in the Deerfield area of Missouri, conducting steam injection and research operations in the pilot areas designated as Marmaton River and Grassy Creek. Project operating costs have been significantly higher than predicted during this time due to the unexpected discontinuity of operations, steam injection rates below design, and sub-optimal completion methods for wells drilled in 2008. Steam injection operations have been suspended repeatedly at both projects from December 2008 to September 2009 and again from June 2010 to September 2010 for Grassy Creek, and from June 2010 to March 2011 for Marmaton River due to financing constraints. For a large portion of the operating time, steam rates were well below design levels also due to financing constraints. The interruption of operations resulted in a significant loss of heat in the formation, oil production at higher than expected steam-to-oil ratio ("SOR") values, and increased costs per-barrel of production. Lower than design steam rates increased the per-unit cost of production. Gravis did conduct research activities during these interruptions to determine how best to optimize future commercial developments; however, these research activities, while critical to future success, increased operating costs.  The Company has incurred significant expense in completing a work-over of virtually all of its production wells at both Marmaton River and Grassy Creek. Pumps were upgraded or replaced and tubing relanded. Thermal and pressure data acquisition equipment has been installed, and well logs have been run to identify the un-swept areas of the reservoir. Chemical surfactant and seismic stimulation technologies have also been tested with varied results. However, due to the significant  cost of steam injection, and the Company's financial position, management elected to suspend operations on its Missouri oil and gas projects in September 2011.

The Company's operations thus far have led to the following conclusions with respect to the efficacy of future development activities with respect to steam-flood projects:

•	Once initiated, steam flooding must be continuous. The Company believes that shut-in periods of several months reduce heat efficiency and increase steam-to-oil ratios;

•	Observation wells must be drilled and instrumented throughout the projects to improve effectiveness of the control of steam injection to an individual pattern; and

•	Well design must include cased-through and perforated completions to allow control of the vertical distribution of steam in the reservoir.

The Company estimates that additional financing of approximately $8.7 million would be required to achieve economic viability of its current projects.  Future production could reduce such funding requirements; however, there is no guarantee that the Company will achieve positive and sustainable cash flow.

In the event the Company is successful in obtaining additional financing, in the first two years after re-starting operations, the Company intends to allocate funds as follows:

Project Goal	Estimated Cost (millions)
Capital identified in the GLJ Missouri Property Report - Total Proved Reserves to drill, complete and tie in new patterns of wells in both existing projects	$2.284
To re-complete existing well patterns in Marmaton River Phase II and Grassy Creek Phase I	$0.450
To install observation wells one per existing pattern	$0.125
To cover operating expenses through initial pattern heating or re-heating. This also allows for the time lag between production and oil sales receipts.	$2.0
General and administrative expenses	$2.4
Contingency of 20%	$1.4
Total	$8.659

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

OVERVIEW - continued

If and when the cease trade orders of the Alberta Securities Commission and the British Columbia Securities Commission have been revoked, the Company can begin seeking financing alternatives through joint ventures, equity offerings, the issuance of debt, working interest farm-outs, and/or the sale of non-core properties and facilities.  Until the cease trade orders are revoked the Company's options with respect to raising capital are significantly reduced.

The Company’s audited consolidated financial statements for the year ended April 30, 2011 and unaudited consolidated financial statements as of and for the three and nine months ended January 31, 2012, are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  If the cease trade orders are revoked, the Company will need to raise additional funds by means of additional equity issuances, debt financing or selling of working interests in order to continue development activities.  There is significant uncertainty about the Company’s continued ability to use the going concern assumption which presumes the Company’s ability to continue to be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's ability to raise capital will be significantly affected if it is unable to continue as a going concern.  The audited consolidated financial statements for the year-ended April 30, 2011 and the unaudited consolidated financial statement as of and for the three and nine months ended January 31, 2012, do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

CHANGES IN ACCOUNTING POLICIES

As a Canadian company, Gravis Oil Corporation historically prepared its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and also provided reconciliation to US GAAP.

Effective May 1, 2010, the Company started using US GAAP.  The decision to convert to US GAAP was made to enhance communication with shareholders and other investors and improve the comparability of financial information reported with peer group companies.

A reconciliation of the US GAAP financial statements to Canadian GAAP is included in note 25 to the refiled April 30, 2011 audited consolidated financial statements.  The Company has prepared the required supplement to address material differences between US GAAP and Canadian GAAP as they relate to parts of this MD&A.

The accounting policies set out in Note 3 to these unaudited interim consolidated financial statements have been applied consistently to all periods presented.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

SELECTED INFORMATION

	Three Months Ended January 31		Nine Months Ended January 31
	2012	2011	2012	2011
Revenue and other income
Oil and natural gas sales	$-	$227,709	$430,164	$1,116,014
Interest and Other Income	227	840	10,761	2,171
	227	228,549	440,925	1,118,185
Expenses
Operating	112,686	779,063	1,262,840	2,413,838
Impairment of oil and gas assets	-	-	-	-
General and administrative (note 12)	314,522	663,439	1,820,286	1,753,656
Depreciation, depletion and accretion	28,899	127,953	260,018	670,429
Loss on marketable securities	-	-	-	-
Interest and accretion	950,043	431,344	2,587,916	801,925
Foreign exchange (gain) loss	11,007	(30,738)	6,399	(348,130)
Change in fair value of derivatives (note 8)	(132,100)	4,478,080	(14,050,348)	1,177,361
Change in fair value of exchange shares	-	-	-	-
	1,285,057	6,449,141	(8,112,889)	6,469,079
Net income (loss)	(1,284,830)	(6,220,592)	8,553,814	(5,350,894)
Foreign exchange translation	-	-	-	(283,771)
Total comprehensive income (loss)	$(1,284,830)	$(6,220,592)	$8,553,814	$(5,634,665)

Net income (loss) per share
Basic	$(0.09)	$(0.47)	$0.61	$(0.40)
Diluted	$-	$-	$0.14	$-
Weighted Average Shares Outstanding
Basic	14,078,947	133,289,472	14,078,947	133,289,472
Diluted	113,460,600	133,289,472	59,224,888	133,289,472

	As at January 31		As at April 30
	2012	2011	2011
Total Assets	$18,897,478	$34,297,050	$20,818,512
Long-term liabilities	$2,656,336	$10,982,880	$20,061,550
Total liabilities	$11,085,619	$13,471,056	$23,650,925
Capital Stock¹	$79,016,425	$78,836,171	$79,016,425
Shareholders' equity (deficiency in assets)	$7,811,859	$(58,010,177)	$(2,832,413)
Common shares outstanding	14,078,947	133,289,472	133,289,472
(1)           Includes share capital and preferred shares.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

OPERATIONAL AND PROJECT REVIEW

Cost	Missouri	Kentucky	Montana	Kansas	Other	Total
Balance, April 30, 2011	$16,364,000	$100,000	$75,000	$98,214	$1,338,616	$17,975,830
Additions	281,678	-	-	-	-	281,678
Depletion	(170,960)	-	-	-	-	(170,960)
Balance, January 31, 2012	$16,474,718	$100,000	$75,000	$98,214	$1,338,616	$18,055,409

Missouri

The Company’s Missouri lease holdings totaled 37,106 gross acres with 99.1% operating interest which reflects sales in the second and third quarter of 1,013 gross acres for cash consideration of $31,139.  On separate pilot projects at Deerfield (being Marmaton River and Grassy Creek), Gravis has built two 500 barrel of oil per day steam drive production facilities comprised of 116 development production wells, 39 steam injection wells and 14 service and observation wells.  Throughout the Deerfield area, the Company has drilled 73 exploration/delineation wells with a 67% success rate.

Phases I and II of the Marmaton River steam drive project together occupy 20 acres of project land developed as a pre-commercial project, which includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 23 steam injection wells, 64 producing wells, and 6 service and observation wells. All Phase II wells have been tied in with steam injection initiated in 3 of 10 patterns. As at April 30, 2011, cumulative production at Marmaton is 42,253 barrels of oil. However, operations were suspended in September 2011. When shut in, Phase I had produced approximately 96% of the proved reserves assigned to it by the independent Qualified Reserves Evaluator, GLJ Petroleum Consultants ("GLJ"). Phase II, in which only 3 of 10 patterns had been started up, had produced approximately 2% of its assigned proved reserves.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 steam injection wells, and 6 service and observation wells occupying approximately 20 acres of the project site. As at January 31, 2012, cumulative production at Grassy Creek was 30,875 barrels of oil. In April 2011, the Company drilled, completed and equipped the first of several Phase II patterns utilizing improved technology and methods that leverage experiences gained from operating Phase I. The pattern was put into operation in early May 2011. Temperature profiles increased as planned and early oil production indications were positive.  However, due to capital constraints since fiscal year-end, Gravis suspended operations at Grassy Creek in September 2011. When shut in, Phase I had produced approximately 15% of the proved reserves assigned to it by GLJ.  Phase II, in which only one small demonstration pattern had been drilled up, had not produced a measurable amount of its assigned proved reserves.

Previous production operations at Marmaton River and Grassy Creek achieved encouraging initial oil production with combined monthly average rates above 200 bbls per day of clean sales oil achieved in March and April of 2010. Gravis would anticipate increased production potential as a result of additional investment in technology, coupled with experience gained from its initial operations. It is anticipated that both the Marmaton River and Grassy Creek projects could develop 250 to 300 acres of their respective 320 acres of leases over their 25 to 30 year project life. Additional drilling phases on each of these projects would be necessary to reach the 500 barrel per day target oil production rates. It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across Gravis' Missouri lease holdings.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

OPERATIONAL AND PROJECT REVIEW - continued

Gravis sold all of its oil production for a field gate price equivalent to 80% of the NYMEX posted price for West Texas Intermediate oil sales.  Gravis purchases natural gas to fuel its boilers for an "at the burner tip" price approximately equivalent to the NYMEX Henry Hub spot price for natural gas.

While Gravis believes that future uninterrupted commercial operations, taking advantage of what has been learned in the pilot operations, would be commercially viable, the Company is uncertain of its ability to achieve these results for the following reasons:

•	SOR performance may not reach the full cycle range of 7:1 to 9:1 as expected which would in turn lead to operating costs higher than forecast;

•
The Company has identified two critical project design improvements that will be included in future development. Those are the installation of low-cost observation wells, and cased-through-reservoir well construction. These improvements are not expected to have a significant impact on future development costs. However, Grassy Creek Phase I and Marmaton River Phase II projects must be retrofitted at a cost of approximately $300,000 per project;

•
Grassy Creek Phase I has produced to date approximately 15% of its proved reserves estimate and has remaining recoverable reserves of 172 Mbbl. The initial time to warm the formation to full production capacity was estimated at 9 months.  Grassy Creek Phase I may require additional warming time of up to 3 months. That would result in increased cost to recover the remaining reserves of up to $1.50 per bbl for Grassy Creek Phase I;

•
Operating costs, as noted in the overview section above, have been significantly higher than forecast during operation of the pilot projects, and while Gravis expects full cycle operating costs to be in range of $29 per bbl to $32 as forecast, there can be no guarantee that operating costs will not vary either lower or higher than forecast; and

•
In September 2011, Gravis shut in all operations in Missouri, having been unable to secure sufficient funding on commercially acceptable terms to follow through to commercially successful exploitation of its Missouri reserves. Including funds to implement the planned modifications to wells in Grassy Creek Phase I, and Marmaton River Phase II, for operating costs to bring the projects to full production rates, for contingencies, and for Corporate purposes, Gravis will need to secure financing of approximately $8.7 million in order to re-commence operations in both Grassy Creek and Marmaton River projects

As at April 30, 2011, the Company determined that its capitalized costs for the proven and unproven Missouri land exceeded the ceiling limitation.  As a result, during the year ended April 30, 2011, the Company recorded an impairment charge of $9,066,590 on the Missouri projects and now carries the value of the Missouri properties at the value of proved and probable reserves.  Owing to improved pricing since April 30, 2011, the Company did not record any impairment in the nine months ended January 31, 2012.  It will, however, continue to review the status of the project and its ability to secure financing and may in the future record an impairment.

In March 2012 the Company sold lease holdings of 2,944 gross and net acres for cash consideration of $147,200.

Kentucky

The Kentucky lease holdings include a 37.5 % working interest in 29,147 unproved gross acres (10,930 net acres).  The Kentucky property is mainly undeveloped land and therefore was not assigned any reserve value under either the SEC or Canadian prepared independent reserve reports.

On September 21, 2010, the Company and its 62.5% working interest partner (together the "Farmor") signed a farm-out agreement for their interest in 5,100 net acres in the Little Muddy Area of Butler County, Kentucky to a Houston-based independent exploration and production company ("Farmee").

On December 4, 2010, this farm-out agreement was expanded to cover the full 29,147 unproved gross acres. All acreage leased in Kentucky by the Farmor and the Farmee in Butler, Warren, Edmonson and Muhlenberg counties was pooled and subject to the new agreement.  During September 2011, the Company reviewed the situation with the Farmee with its working interest partner.  As a result of this review Gravis and its working interest partner agreed that there was a lack of development activity by the Farmee and that they should seek a release from the agreement.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

OPERATIONAL AND PROJECT REVIEW - continued

During the year ended April 30, 2011, the Company recorded an impairment charge of $3,179,174 on the Kentucky project as a result of the lack of development activity by the Farmee and the curtailment of Company plans to continue exploration on the project due to a lack of available capital.   As a result of these factors and to help raise capital for other purposes the Company is seeking to dispose of its interest in this property.  To date no offers have been received on the property and the amount that may be ultimately realized is uncertain. The Company did not record any impairment in the nine months ended January 31, 2012.

Montana

The Montana leases total 3,982 gross acres (2,388 net) divided amongst two prospects: Devils Basin and Teton.   The leasehold in the Devils Basin prospect totals 1,175 gross acres (881 net acres).  Gravis currently owns a 75% working interest in this prospect.  There are two active leases in the Teton Prospect totaling 2,807 gross acres (1,507 net acres). Gravis currently owns a 53.69% working interest in this prospect.

Trade seismic was purchased on the Devils Basin prospect to identify one or more prospective drill locations targeting light oil from the Heath Shale.  The Company has no near-term plans to proceed with the project.

During the year ended April 30, 2011, the Company recorded an impairment charge of $602,913 on the Montana project.  The impairment was recorded due to the expiry of leases and the continued curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long-term leases with farmout potential and related seismic value. The Company did not record any impairment in the nine months ended January 31, 2012.  Subsequent to the third quarter, on April 17, 2012, the Teton Prospect leases expired.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100% interest in one oil and gas lease covering 320 net acres.   On April 2, 2012, The Company sold its interest in the Chetopa Project for cash consideration of $7,100 and for a royalty of $5 per bbl on future production with a royalty cap of $1.0 million.

Other

Other costs consist primarily of five used steam generators and related equipment that will be assigned to future projects.  In March 2012, the Company sold one of its five steam generators, located in Lloydminster, Alberta for cash consideration of CDN $215,000.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

FINANCIAL REVIEW

Oil sales

During the nine months ended January 31, 2012, the Company’s Missouri properties produced 5,788 barrels of oil that was sold at an average price (net of royalties) of $77 per barrel as compared to production of 18,147 barrels sold at an average price (net of royalties) of $60 per barrel for the nine months ended January 31, 2011.

Production was negligible in the current quarter compared to the October 31, 2011 quarter due to the cessation of operations in early September.

Interest income

Interest income for the nine months ended January 31, 2012, is primarily comprised of interest earned on the long-term receivable at US bank prime rate plus 3%.

Operating expenses

During the three and nine months ended January 31, 2012, the Company incurred operating costs of $112,686  and $1,262,840, respectively.  The primary purpose of the Company’s activities to date has been to gather information related to its oil and gas resources so that a production plan can be put into place.  As such the cost per barrel is not deemed to be indicative of future costs.  Operating expenses in the third quarter of fiscal 2012 were negligible as a result of shutting down operations in September 2011.

Impairment of oil and gas assets

Impairment charges were recorded on the Missouri, Montana and Kentucky properties during the fourth quarter of the year ended April 30, 2011.  These impairments were recorded in the fourth quarter due to:

•	the lack of funds available to the Company at year-end and into fiscal 2012;

•	the limited progress in attracting additional funds from March 2011 until September 2011; and

•	the reduction in remaining lease term of a significant part of the acreage.

Management did not consider an impairment charge appropriate earlier in the fiscal year, as they expected to be able to attract funds that would enable the Company to continue their activities, including development of the unproved properties.  This expectation was supported by the fact that investors provided $4 million in convertible loans to the Company in December 2010 and January, February and July 2011 and the (anticipated) conversion of part of the convertible debt in March and April 2011.  Further impairment may be necessary in the future.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

FINANCIAL REVIEW - continued

General and administrative expenses

	Three Months Ended January 31		Nine Months Ended January 31
	2012	2011	2012	2011
Stock-based compensation
Stock options	$16,372	$27,982	$62,362	$208,014
Compensation warrants	-	-	-	-
Consulting warrants	-	85,300	-	166,810
Shares issued for services	-	-	-	-
Less: capitalized portion	-	(715)	-	(4,960)
	16,372	112,567	62,362	369,864

Salaries and benefits	152,802	243,680	1,201,201	746,093
Professional fees	60,366	290,782	194,748	517,833
Investor relations	135	(55,149)	85,412	46,143
Office administration	112,171	118,473	335,839	206,813
Information technology	4,624	6,237	34,588	29,685
Less capitalized portion	(31,948)	(53,151)	(93,864)	(162,775)
	298,150	550,872	1,757,924	1,383,792
	$314,522	$663,439	$1,820,286	$1,753,656

The primary variances in general and administrative expenses for the 2012 periods as compared to the 2011 periods are as follows:

▪
Stock-based compensation expense relating to stock options in the three and nine months ended January 31, 2012 is lower due to expiration of options.  There has been no activity related to the consulting warrants in the current period as they have been fully amortized

▪	Salaries and benefits are lower in the three months ended January 31, 2012 due to the termination of operations and administrative personnel.

▪
Professional fees, consisting of legal, audit, accounting and tax advisory fees are lower in the current three and nine months ended January 31, 2012 due decreases in activity.  In addition in the prior periods legal fees were significantly higher due to the Company’s dispute with its landlord.

▪	Office and administrative are higher in the current nine month period due to the cost of enhanced insurance coverage and the move of certain administrative functions to Houston.

▪	All field, administrative and G&A expenses are down in the current quarter due to cessation of operations.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

FINANCIAL REVIEW - continued

Interest and accretion

Interest and accretion expense is related to convertible notes issued during the year ended April 30, 2011 and the quarter ended July 31, 2011:

	Principal amount	Issue date	Annual interest rate	Effective interest rate
Junior Notes	$2.5 million	July 30, 2011	7.5%	47%
Senior I Notes	$2.5 million	July 30, 2011	12%	43%
Senior II Notes	$4.6 million	December 2010, January & March 2011	12%	43%

Interest and accretion expense for the nine months ended January 31, 2012, includes $48,147 of amortization of deferred transaction costs for the issuance of the convertible notes.

Interest and accretion expense for the nine months ended January 31, 2011, includes $20,267 of interest on a natural gas purchase line of credit agreement with a private lender.

Foreign exchange gain/loss

The net foreign exchange loss for the nine months ended January 31, 2012, is comprised of losses on the translation of Canadian dollar denominated transactions and balances to US dollars.

The comparative quarter net foreign exchange gain is comprised of Canadian dollar foreign exchange losses on the translation of US dollar denominated transactions and balances to Canadian dollars prior to the change of the Company’s functional currency to US dollars.

Change in fair value of derivatives

The decrease in the fair value of the following derivative liabilities during the nine months ended January 31, 2012, is due to the decrease in the market price of the Company’s shares since April 30, 2011 and is recognized in the consolidated statement of operations as a change in fair value of derivatives income and includes $259,704 for the expiry of Preferred B Options:

	Preferred A Warrants	Preferred B Options	Note Conversion Features	Warrants	Consulting Warrants	Total
Balance, April 30, 2010	$740,269	$590,640	$-	$-	$-	$1,330,909
Fair value at date of issue	-	-	1,883,200	1,808,070	166,810	3,858,080
Conversion of Senior I Notes	-	-	(84,530)	-	-	(84,530)
Change in fair value	2,479,431	4,531,654	1,070,960	988,820	324,570	9,395,435
Balance, April 30, 2011	3,219,700	5,122,294	2,869,630	2,796,890	491,380	14,499,894
Exercise of Preferred B Options (b)	-	(1,904,496)	-	-	-	(1,904,496)
Expiry of Preferred B Options (b)	-	(259,704)	-	-	-	(259,704)
Preferred B Warrants (b)	-	-	-	1,636,300	-	1,636,300
Change in fair value	(3,171,800)	(2,958,094)	(2,863,490)	(4,318,040)	(479,220)	(13,790,644)
Balance, January 31, 2012	$47,900	$-	$6,140	$115,150	$12,160	$181,350

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS
(000's except per share amounts)
	Fiscal 2012			Fiscal 2011				Fiscal 2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue ($)	34	73	362	464	229	173	716	992
Net income (loss) ($) ¹	(1,285)	(1,122)	10,961	(24,107)	(6,115)	1,461	(949)	(3,800)
Basic net income (loss) per share ($) ²	(0.09)	(0.08)	0.78	(1.78)	(0.46)	0.11	(0.07)	(0.29)
Total assets ($)	18,897	19,430	20,654	21,719	34,784	31,780	32,930	31,597

(1)	Net income in Q1 2012 and Q2 2011 is due to fair value adjustments on derivatives. Larger losses incurred in Q4 2011 and Q4 2010 were a result of impairments recorded on oil and gas assets.

(2)	Sum of quarters may not add to total for the year due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2012, the Company had a working capital deficiency of $4,010,542 compared to a working capital deficiency of $1,428,025 at April 30, 2011.

During June 2011 the Company raised $1.76 million on the exercise of 17,600 Preferred B Options.

As noted above, during September 2011 the Company was cease traded by the Alberta Securities Commission and The British Columbia Securities Commission for failure to file certain financial information.  As of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be revoked.  Until these cease trade orders are revoked the Company’s ability to raise capital is significantly restricted.

Gravis expects that its current capital and its other existing resources will be sufficient only to provide a limited amount of working capital.  In addition, the Company lacks the resources to repay the Senior I Notes and the Junior Notes (as defined herein) as they have reached maturity, nor the Senior II Notes as they become due.  While the Company has not been notified of any intention on the part of the creditors to enforce their rights, there can be no assurance that they will not demand repayment and force their security interests against the Company’s assets.  The Company will require additional capital to continue to operate its business and to further expand its exploration and development programs. However, there can be no assurance that Gravis will be able to obtain additional capital when required. Furthermore, the inability to secure capital in a timely basis may have a significantly negative impact on its future consolidated results of operations, financial condition and its ability to continue as a going concern.

Investing activities

During the nine months ended January 31, 2012, the Company incurred $281,678 of expenditures on oil and gas assets compared to $942,841 for the nine months ended January 31, 2011.

On July 30, 2010, the Company and MP1 entered into an arrangement whereby the Company acquired Mega Partners 1, LLC's ("MP1") 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010. Under this arrangement, the Company converted a receivable related to joint venture capital and operating costs owing by MPI on its Marmaton River and Grassy Creek projects in Missouri to a promissory note, and the Company will recover the balance of the amount due from 50% of the gross overriding royalty payments to MP1. During the time the long term receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S. bank prime rate plus three percent (3%).  As at January 31, 2012, the balance of the long-term receivable was $294,025. There is no assurance that the Company will collect any or all of these receivables.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES - continued

Financing activities

In June 2011, the Company raised $1.76 million pursuant to the exercise of 17,600 Preferred B Options and issued 15,399,125 Preferred B Warrants (as defined herein) exercisable at $0.20 until June 7, 2016.  The remaining 2,400 Preferred B Options expired unexercised.

On July 30, 2010, the Company closed a $2.5 million financing with a group of its existing shareholders.  The transactions included the issuance of $2.5 million in senior secured convertible notes ("Senior I Notes"), the conversion of the outstanding Preferred A Shares into junior secured convertible notes ("Junior Notes") and the reacquisition by Gravis of a 10% working interest in the Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

A summary of the features and terms of the prior financing activities are as follows, on a pre-consolidation basis:

•
Issuance of Senior I Notes for proceeds of $2.5 million, maturing on January 30, 2012 with an annual coupon rate of 8% cash or 12% in additional Senior I Notes at the Company’s option until January 30, 2011 and at the holder’s option thereafter.  Senior I Notes are redeemable in cash at any time or convertible into common shares at $0.50 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of $750,000 per day for the same period.  In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. Note holders may elect to receive the redemption in common shares at the conversion price.  Senior I Note holders received one warrant for each $0.05 principal amount of the Senior I Notes for 5,000,000 warrants ("Senior I Warrants").  Senior I Warrants are exercisable at $0.20 per share until July 29, 2013.

•
Conversion of 22,000 Preferred A Shares plus accumulated dividends of $301,069 into $2,501,069 of Junior Notes maturing on July 30, 2013 with an annual coupon rate of 5% cash or 7.5% in additional Junior Notes, at the Company’s option and at the holder’s option thereafter.  Junior Notes are redeemable in cash at any time or convertible into common shares at $0.50 per common share at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above $2.50 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $750,000 per day for the same 20 day period.

•	Extension of the expiry date on the outstanding option to acquire Series B Preferred Shares to May 24, 2011 (further extended to June 7, 2011).

•
Re-acquisition of a 10% working interest in the Company’s Missouri Marmaton River and Grassy Creek projects from MP1 in exchange for a 2.75% gross overriding royalty interest on the projects, effective July 1, 2010, as noted above.

o	In addition:

•
MP1 retains the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility costs.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 had the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property and the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition. This option expired.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES - continued

On September 21, 2010, the Company and its working interest partner farmed out 5,100 net acres in the Little Muddy Area of the Company’s Kentucky project.

On December 28, 2010, January 31, 2011, and March 7, 2011, the Company issued a total of $4.6 million senior secured convertible notes ("Senior II Notes").

A summary of the features and terms of the Senior II Notes are as follows:

•
Issuance of Senior II Notes for proceeds of $4.6 million, maturing 18 months after closing, with an annual coupon rate of 8% cash or 12% in additional Senior II Notes at the Company’s option for the first six months after closing and at the holder’s option thereafter.  Senior II Notes are redeemable in cash at any time or convertible into common shares at $0.20 per common share at the Company’s option if the underlying shares are freely tradable and common shares trade at or above $2.50 for the previous 20 consecutive trading days and the daily average trading volume has been in excess of $750,000 per day for the same period.  Senior II Note holders received one warrant for each $0.50 principal amount of the Senior Notes for 9,200,000 warrants (Senior II Warrants).  Senior II Warrants are exercisable at $0.25 per share for a period of 36 months after closing.

In the event the Company issues common shares or securities convertible into or exercisable for common shares at a price per share or conversion or exercise price less than the conversion or exercise prices agreed to for each note, the conversion price of the notes and the exercise price of the warrants are automatically reduced to lower prices.  The number of warrants outstanding will be increased such that the expected exercise proceeds remain unchanged.

On December 28, 2010, the conversion price of the Senior I Notes and Junior Notes was reduced from $0.50 to $0.20 per share and the exercise price of the Senior I Warrants was reduced from $0.50 to $0.25 per share.

During 2011, the Company issued 2,720,000 warrants to a consultant for professional services.   The warrants are exercisable at $0.25 per common share. These warrants expire three years from the date of issuance.  As at January 31, 2012, these warrants have a weighted average life remaining of 2.3 years.

Common shares and dilutive instruments

The Company’s common shares trade in the United States on the Over-the-Counter Bulletin Board exchange ("OTC").

The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares is as follows:

As at	January 31 2012	October 31 2011	July 31 2011	April 30 2011
Common shares (1)	14,078,947	14,078,947	14,078,947	14,078,947
Preferred A Warrants (3) (11)	19,250,000	19,250,000	19,250,000	19,250,000
Preferred B Shares (4) (11)	8,799,500	8,799,500	8,799,500	10,000,000
Preferred B Warrants (4) (11)	15,399,125	15,399,125	15,399,125	17,500,000
Senior I Notes (5) (11)	11,750,000	11,750,000	11,750,000	11,750,000
Senior I Warrants (5) (11)	12,500,000	12,500,000	12,500,000	12,500,000
Senior II Notes (6) (11)	23,000,000	23,000,000	23,000,000	23,000,000
Senior II Warrants (6) (11)	9,200,000	9,200,000	9,200,000	9,200,000
Junior Notes (2) (11)	12,505,340	12,505,340	12,505,340	12,505,340
Consulting Warrants (7)	2,720,000	2,720,000	2,720,000	2,720,000
Stock Options (1) (9)	1,404,300	1,404,300	1,404,300	1,404,300
Compensation Warrants (1) (9)	480,000	480,000	480,000	480,000
Accrued Senior I Notes (interest) (10)(11)	2,080,518	1,725,123	1,415,096	1,105,068
Accrued Senior II Notes (interest) (10)(11)	2,792,547	2,096,877	1,401,205	705,534
Accrued Junior Notes (interest) (10)(11)	1,413,272	1,176,872	940,470	704,068
	137,373,549	136,086,084	134,843,983	136,903,257

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES - continued

(1)
As at January 31, 2012, senior management and directors held an aggregate of 120,000 common shares, 250,000 Preferred B shares, 250,000 Preferred B warrants (as defined herein) and 1,192,500 stock options.

(2)
The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

(3)	The Preferred A Warrants remain as issued on August 28, 2009. Each warrant allows the holder to purchase one common share at US $0.20 per share for a period of five years from issuance.

(4)
Pursuant to an offering to investors, lead by the Iroquois Capital Opportunity Fund L.P.  and in conjunction with the issuance of the Preferred A Shares, on August 28, 2009 Gravis granted to investors acquiring Preferred A Shares,  options to purchase up to 20,000 Preferred В Shares, at a price of $100 per Preferred В Share (the “Preferred B Options”).  The Preferred B Options became exercisable on November 25, 2009 and were valid until November 26, 2010 (extended to June 7, 2011).  On June 7, 2011, the Company issued 17,599 Preferred В Shares on the exercise of 17,599 Preferred В Options for gross proceeds to the Company of $1,759,900.  Each Preferred В Share is convertible into common shares, at the option of the holder without payment of additional consideration, such that the holder is entitled to 500 common shares per Preferred В Share so converted. After 12 months from the date of issue, the Company can force the conversion of the Preferred В Shares provided certain conditions are met. The remaining 2,401 Preferred В Options expired unexercised.

In conjunction with the exercise of the Preferred B Options, the Company issued to the investors acquiring Preferred B Shares 875 common share purchase warrants ("Preferred В Warrants") for each Series B Preferred Share purchased for a total of 15,399,125 Preferred B Warrants in aggregate. Each Preferred В Warrant allows the warrant holder to purchase a common share at US $0.20 per share until June 7, 2016.

(5)
On July 30, 2010, the Company issued US $2,500,000 of Senior I Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One Senior I Warrant has been issued to the holder for each $0.20 principal amount of the Senior I Notes for a total of 12,500,000 warrants exercisable at $0.20 per share.

(6)
In December 2010, January 2011 and March 2011, the Company issued US $4,600,000 of Senior II Notes.  The Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at US $0.20 per common share at the Company’s option under terms and conditions specified in the agreement.

One Senior II Warrant has been issued to the holder for each $0.50 principal amount of the Senior II Notes for a total of 23,000,000 warrants exercisable at $0.25 per share.

(7)	Consulting warrants are exercisable at $0.25 per share.

(8)	Stock options are exercisable at a weighted average exercise price of $0.60 per share.

(9)	Compensation warrants are exercisable at $0.50 per share.

(10)
Interest accrued on the junior notes and the senior notes are payable in additional junior notes and senior notes.  As at January 31, 2012, $999,774 (December 20, 2011 – $1,134,785) of accrued interest is convertible at $0.20 per share.

(11)
As of December 20, 2011, the holders of the Senior I & II Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of approximately 118,077,892 common shares or 86.3% of the fully diluted common shares of Gravis, and could have the ability to control all matters submitted to Gravis' shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our Company's assets) and to control the Company's management and affairs.  Accordingly, this potential concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of Gravis’ shares.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

CONTINGENCY AND CONTRACTUAL OBLIGATIONS

(a)
Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,871 (Cdn$234,098) and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $109,044 (Cdn$108,685).

The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,504,924 (Cdn$1,510,816) which otherwise would have been due as follows:

Year Ended April 30
2011	$445,968
2012	445,968
2013	445,968
2014	167,020
Thereafter	-
$1,504,924

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)
Severance Obligation:

At January 31, 2012 pursuant to employment agreements with a senior officer, the Company is obligated to pay up to $195,684 (Cdn$195,040) under certain events around employment termination.

(c)	Legal Proceedings:

Except as noted above under contingency , there are no legal actions either in process or pending and the Company is not aware of any contemplated, legal, governmental or arbitration proceedings, including those related to bankruptcy, receivership or those involving a third party which have, or may have, significant effects on the Company’s financial position or profitability.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

TRANSACTIONS WITH RELATED PARTIES

All related party transactions were in the normal course of operations and measured at fair value, which is the amount agreed upon by the transacting parties.  In addition to the transactions disclosed elsewhere in these financial statements, the Company had the following related party transaction:

During the nine months ended January 31, 2012, the Company paid $31,062 (Nine months ended January 31, 2011 – $127,789) in professional fees to a law firm, where the former corporate secretary of the Company is a partner.  As at January 31, 2012 and April 30, 2011, accounts payable and accrued liabilities included $6,888 and $522 respectively due to the law firm.

SUBSEQUENT EVENTS

In March 2012, the Company completed the sale of oil and gas mineral leases on 2,944 net acres in Missouri for $147,200.00.   Additionally, in April 2012, the Company completed the sale of wells, equipment and the lease in Kansas for cash consideration of $7,100 and for a royalty of $5 a barrel on future production with a cap of a $1.0 million.  Additionally, in April 2012, the Teton Prospect leases in Montana expired.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 to the interim consolidated financial statements as at and for the three and nine months ended January 31, 2012.  The consolidated financial statements are prepared in conformity with US GAAP.

The preparation of the financial statements requires making estimates and judgments that affect the Company’s reported amounts of assets, liabilities, revenue and expenses.  On an ongoing basis the Company evaluates the estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of Gravis’ share price, the valuation of preferred shares and contingencies.  These estimates are based on information that is currently available to us and on various other assumptions that the Company believes to be reasonable under the circumstances.  Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of the Company’s consolidated financial statements are described below.

Oil and gas operations

Gravis follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centers.  These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves once the underlying property is considered proved.  The costs related to unproved properties are not subject to depletion.  Factors used to make this assessment included commercial production levels on demonstration projects for an extended period of time and the existence of proved reserves which are not yet considered commercially viable and which require additional capital to complete their ultimate development.

The capitalized costs in each unproved project are assessed to determine whether it is likely such costs will be recovered in the future.  Costs which are not likely to be recovered in the future are written-off.  Gravis assesses the carrying amounts of Gravis’ unproved oil and gas assets for impairment by assessing the likelihood of recovering the Company’s costs through cash flow projections of future net revenues.

Management prepared estimates of future net revenues using internal and independent estimates of resource potential.  The process of estimating quantities of resource potential is inherently uncertain and complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing exploration activities becomes available and as economic conditions impacting oil and gas prices and costs change. Gravis’ resource estimates are based on assumed exploration success, availability of future capital to finance development, future production forecasts, prices and economic conditions.  Additional assumptions and estimates used in the future net revenue calculations include:

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES - continued

•	estimates of production and recovery rates, which vary depending on the method of extraction used and the characteristics of the reservoir and resource estimates;

•	estimates of operating costs, which vary with equipment and facility efficiency, inflation;

•	estimates of future capital costs, which vary with inflation, equipment and facility performance;

•
Significant changes in these factors could reduce the Company’s estimates of future net revenues and accordingly could result in an impairment of its oil and gas assets.  Management will perform quarterly assessments of the carrying amounts of its oil and gas assets as additional data from ongoing exploration activities becomes available.

As a result of these procedures, the Company recorded a $12,848,677 impairment charge on its properties during the year ended April 30, 2011.  The Company did not record any impairment in the nine months ended January 31, 2012.

Fair value of the Company’s common shares, options and warrants and derivatives

Gravis used valuation techniques that rely on unobservable inputs for its derivatives to estimate their fair values such as expected volatility rates comparable to peer companies.

The fair value of options and warrants granted and the conversion feature of convertible notes were based on Black-Scholes and binomial pricing models, which use the common share fair value on the grant date as an input.

PENDING ACCOUNTING CHANGES

The FASB has issued ASU No. 2010-13, Compensation – Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU codifies the consensus reached in EITF Issue No. 09-J, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades." The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This rule will not have a material impact on the Company’s financial position or results of operations.  The Company has applied the principles from the update in its financial reporting.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The ASU amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activities on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Company is currently assessing the impact of ASU 2010-6 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

The FASB has issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income, the requirements of which increase the prominence of other comprehensive income in financial statements.  The Company is currently assessing the impact of ASU 2011-05 and does not expect adoption of this guidance to have a material impact on its consolidated financial statements.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

FINANCIAL INSTRUMENTS

Expected maturities of the Company's financial instruments are presented in the following table:

	2012	2013	2014	2015	2016	Total
Cash and cash equivalents	$1,179,838	$–	$–	$–	$–	$1,179,838
Cash in escrow	658,000	–	–	–	–	658,000
Accounts receivable	231,316	–	–	–	–	231,316
Long-term receivable	100,000	194,862	–	–	–	294,862
	$2,169,154	$194,862	$–	$–	$–	$2,364,016

	2012	2013	2014	2015	2016	Total
Accounts payable and accrued liabilities	$1,251,736	$–	$–	$–	$–	$1,251,736
Interest payable	505,696	–	–	–	–	505,696
Liability portion of convertible notes	1,626,243	3,293,928	1,746,092	–	–	6,666,263
Derivatives	–	1,568,910	4,588,990	3,219,700	5,122,294	14,499,894
	$3,383,675	$4,862,838	$6,335,082	$3,219,700	$5,122,294	$22,923,589

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

RISKS AND UNCERTAINTIES

Trading of Gravis common stock is as of the date of this report halted for trading in Alberta and British Columbia, Canada as a result of failure to file financial information on a timely basis.

Gravis is a reporting issuer in Alberta, Canada and as such has certain reporting obligations. On September 7, 2011 the Alberta Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in Alberta until it files its amended April 30, 2011 audited consolidated financial statements and management's discussion and analysis and the Alberta Securities Commission revokes or varies this order. The Company is also an Over the Counter reporting issuer under British Columbia Instrument 51-509 and as such, has certain reporting obligations in British Columbia, Canada.

On September 8, 2011 the British Columbia Securities Commission issued a cease trade order pertaining to the trading of the Company’s securities in British Columbia until it files its amended April 30, 2011 audited consolidated financial statements and management's discussion and analysis, an annual information form for the year ended April 30, 2011 and the Executive Director of the British Columbia Securities Commission makes an order revoking the cease trade order.  There is no guarantee that the cease trade orders will ever be revoked.

Gravis has yet to attain profitable operations and because the Company needs additional financing to fund its exploration activities, there is a doubt about the Company’s ability to continue as a going concern.

To date, the Company has not established a project on any of its properties that generates commercial revenues.  The Company’s short-term prospects depend upon the success of the production response to re-steaming and other remedial operations at its Marmaton River and Grassy Creek projects in Missouri which have been shut in effective September 2011.  For the nine months ended January 31, 2012, Gravis reported net income of $8,597,833 which included a $14,050,348 unrealized fair value adjustment gain on derivatives; excluding this gain, Gravis incurred a net loss of $5,452,515. Gravis has an accumulated deficit from development stage of $127,455,321 to January 31, 2012.  The Company has not generated significant revenues nor has it realized a profit from operations to date.  Any profitability in the future from the business will be dependent upon locating and developing economic reserves of oil and gas, which itself is subject to numerous risk factors as set out herein and in the Company’s AIF.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

RISKS AND UNCERTAINTIES - continued

Gravis requires additional financing to continue as a going concern.

The Company will need additional financing as described herein to fund the development of its projects to commercial viability.  Gravis’ future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof, but assumes the revocation of the cease trade orders.

However, as noted above, during September 2011 the Company was cease traded by the Alberta and British Columbia Securities Commission for failure to file certain financial information.  As of the date of this report the cease trade orders have not been revoked and no assurances can be given as to when or if they will be revoked. Until these cease orders are revoked the Company’s ability to raise capital is significantly restricted.

Operating costs have exceeded Gravis' expectations and production has been low when operations were underway.

Operating costs on the Missouri properties have been excessively high and have prevented Gravis from attaining expected results. Additionally, production has been below expectations and may never be sufficient to reach full commercial development.

The oil and gas industry is highly competitive and Gravis may be unsuccessful in acquiring further leases.

The oil and gas industry is intensely competitive.  Gravis competes with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staff for suitable business opportunities, desirable oil and gas properties for drilling operations, drilling equipment and funds.  Gravis may be unable to raise the necessary funds or complete any projected work.

Gravis’ primary and most valuable assets are pledged as security against the Company’s indebtedness.

In order to finance its exploration activities with a view toward establishing commercial operations, the Company has pledged its assets in Missouri as security against its Senior Notes and Junior Notes. Default by the Company on the terms of any of these credit instruments could lead to foreclosure and the ultimate loss of these assets.

As the Company is intending on disposing of its properties in Kentucky, curtailing its plans to continue exploration on its Montana properties, and has no near term plans to proceed with its project in Kansas, it is unlikely that the Company will establish commercial reserves on these projects.

Exploration for commercial reserves of oil and gas is subject to a number of risk factors.  Few prospects that are explored are ultimately developed into producing oil and/or gas fields.  To January 31, 2012, development has been suspended with the Missouri Marmaton River and Grassy Creek projects.  Gravis may not be able to establish commercial reserves in Missouri and it is therefore considered to be an exploration stage company.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

RISKS AND UNCERTAINTIES - continued

The potential profitability of oil and gas ventures depends upon factors beyond the control of Gravis, any of which may have a material adverse effect on the Company.

The potential profitability of oil and gas projects is dependent upon many factors beyond the Company’s control, including:  world prices and markets for oil and gas which are unpredictable, highly volatile, potentially subject to governmental fixing, pegging or controls; adverse weather conditions which can hinder drilling and production operations; production from any well may be unmarketable if it is impregnated with water or other deleterious substances; and the marketability of oil and gas which may be acquired or discovered will be affected by proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Internal controls over financial reporting During the three and nine months ended January 31, 2012, there have been no changes in the design of the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements.  All forward-looking statements are based on the Company’s beliefs and assumptions and on information available at the time the assumption was made. The use of any of the words "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "projected", "sustain", "continues", "strategy", "potential", "projects", "estimate", and similar expressions are intended to identify forward-looking statements.

These statements involve uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Gravis believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.  These statements speak only as of the date of this MD&A or, if applicable, as of the date specified in this MD&A.

In particular, this MD&A contains forward-looking statements pertaining, among other things, to the following:

•	anticipated future existence;

•	estimated operating costs;

•	that the Company's creditors will not enforce their security;

•	business prospects;

•	oil and natural gas production levels;

•	projections of commodity prices and costs;

•	future work programs;

•	revocation of the cease trade orders;

•	Gravis' ability to continue as a going concern;

•	supply and demand for oil and natural gas; and

•	expectations regarding the ability to raise capital if at all.

GRAVIS OIL CORPORATION
Management’s Discussion and Analysis
As at and for the three and nine months ended January 31, 2012
(in United States dollars unless otherwise indicated)

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - continued

By its nature, such forward-looking information is subject to various risks, uncertainties and other factors, including those material risks discussed in this MD&A under "Risk Factors" and the AIF, which could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements includes assumptions regarding future cash flows and additional funding requirements; the likelihood of the Company's creditors enforcing their security interests in Gravis' assets;  the general stability of the economic and political environment of the jurisdictions in which the Company operates; the timely receipt of any required regulatory approvals including the revocation of the cease trade orders; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner given its financial position; the ability of the Company to obtain financing on acceptable terms if at all; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to manage its debt;  the ability of the Company to successfully market its oil and natural gas products; future and expected revenues and expenses;  the Company's abilities to obtain necessary licenses and permits; the availability of and dependence on outside advisors; the likelihood of an event occurring that is an uninsured risk; the potential impact of conflicts of interest; global financial conditions; the general business, economic, competitive, political and social climate; the likelihood of adverse changes in project parameters as plans continue to be refined; the likelihood of accidents, labour disputes and other risks of the industry.

In addition, there are numerous uncertainties inherent in estimating quantities of crude oil and the future cash flows attributed to such reserves.  Reserves and associated cash flow information are estimates only.  In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially.  For these reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary.  Gravis' actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.  Therefore, Gravis' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits Gravis will derive therefrom.

Readers are cautioned not to place undue reliance on the forward-looking information, which is given as of the date it is expressed in this MD&A or otherwise. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.